EXHIBIT 17.2

[Letterhead of Michael W. Hitch]

February 19, 2008

Chairman and Board of Directors
CanAm Uranium Inc.

Dear Ryan:

Please be advised that this letter is my formal and final resignation from the management and board of directors of CanAm Uranium Inc.

Be advised, I will be submitting an invoice for the outstanding fees due to me from September 1, 2007 to February 19th 2008 in the amount of C$13,500 under a separate cover.

Sincerely,

/s/ Michael W. Hitch